                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                           TRANSATLANTIC HOLDINGS, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)


                                  893521 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                             KATHLEEN E. SHANNON
                        AMERICAN INTERNATIONAL GROUP, INC.
            70 PINE STREET, NEW YORK, NEW YORK 10270  (212) 770-5123
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               NOVEMBER 21, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 2 of 22 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN INTERNATIONAL GROUP, INC.
        IRS NO. 13-2592361

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF DELAWARE


                          7   SOLE VOTING POWER
                                 3,241,912
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                     7,828,568
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                      3,241,912
      WITH
                          10  SHARED DISPOSITIVE POWER
                                 7,828,568

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11,070,480

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        48.24

14   TYPE OF REPORTING PERSON*
        HC, CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 4 of 22 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN HOME ASSURANCE COMPANY
        IRS ID# 13-5124990

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF NEW YORK


                          7   SOLE VOTING POWER

     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                     7,828,568
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON
      WITH
                          10  SHARED DISPOSITIVE POWER
                                 7,828,568

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,828,568

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        34.12

14   TYPE OF REPORTING PERSON*
        IC, CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  Security and Issuer.

         This statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation ("Company"). This statement amends the statement on Schedule 13D dated August 13, 1991, Amendment No. 1 to such Schedule 13D dated November 3, 1993, Amendment No. 2 to such Schedule 13D dated March 4, 1994 and Amendment No. 3 to such
Schedule 13D dated March 31, 1994 (hereinafter collectively referred to as the "Schedule 13D") previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.


ITEM 2.  Identity and Background.

         (a) through (c). This statement is filed by AIG on behalf of itself and its wholly owned subsidiary, AHAC. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG, through its subsidiaries, also conducts financial services activities and agency and fee operations. AHAC is a multiple line, insurance company which writes substantially all lines of property and casualty insurance in each state of the United States and abroad. The principal executive offices of AIG and AHAC are located at 70 Pine Street, New York, New York 10270.

         Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation ("The Starr Foundation"), a New York not-for-profit corporation, and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 16.0%, 3.6% and 2.4%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The directors and officers ("Covered Persons") of AIG, AHAC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit B attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Milton, Sullivan and Edmund Tse, who are British subjects, Messrs. Anderson and Cohen who are Canadian subjects, Mr. Da Silva who is a Brazilian





                               Page 5 of 22 Pages
citizen, and Mr. Sakai, who is a Japanese citizen.

         (d) through (e). During the last five years, none of AIG, AHAC, SICO, The Starr Foundation and Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration.

         During the period from October 16, 1995 through November 20, 1995, AIG purchased 433,700 additional shares of Common Stock for an aggregate purchase price of $30,050,585. AIG used its available working capital to purchase the shares of Common Stock.


ITEM 4.  Purpose of Transaction.

         The purpose of the acquisition of the Common Stock, as described in
Item 5 below, was investment. The relationship between AIG and the Company is more fully described in the Prospectus dated June 15, 1990 ("Prospectus"), included in the Company's Registration Statement (File No. 33-34433), as filed with the Securities and Exchange Commission in connection with the initial public offering of the Common Stock, and which is incorporated herein by reference in its entirety. AIG and AHAC continually review their investment in the Company and, if their evaluation of market conditions, applicable regulatory requirements, and the Company's business prospects and future developments is favorable, may from time to time, determine to increase their equity position in the Company. The purchases of Common Stock by AIG described in paragraphs (a) through (b) of Item 5 below were made by AIG after the completion of such evaluations.


ITEM 5.  Interest in Securities of Issuer.

         (a) through (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 to Schedule 13D and is based upon the number of Common Stock outstanding on September 30, 1995 as contained in the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1995.





                               Page 6 of 22 Pages

         (c). Since October 16, 1995, AIG acquired 433,700 shares of Common Stock as follows:



         Date             Number of Shares Purchased        Avg. Price Per Share
         ----             --------------------------        --------------------
         10/16/95                   50,000                         $67.285
         11/20/95                  383,700                          69.55

The October 16, 1995 purchase was made in an open market transaction. The November 20, 1995 purchase was made in a negotiated transaction with Goldman Sachs & Co. ("Goldman") where Goldman sold 47,000 shares from its own account and the balance of 336,700 shares as agent. AIG, AHAC, SICO and Starr, and, to the best of AIG's and AHAC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.

         (d) through (e).  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings & Relationships With Respect to Securities of the Issuer.

         Contracts, arrangements, understandings and relationships with respect to securities of the Company consist of the Stock Exchange Agreement dated as of August 13, 1991 by and between AIG and The Lambert Brussels Financial Corporation, a Delaware corporation, a copy of which was originally filed as Exhibit A to the Schedule 13D filed by AIG on August 13, 1991 and which is incorporated herein by reference in its entirety.


ITEM 7.  Material to be Filed as Exhibits.

         (a) Agreement of Joint Filing dated as of August 13, 1991 by and between American International Group, Inc. and American Home Assurance Company.

         (b) List of Directors and Executive Officers of AIG, AHAC, SICO, The Starr Foundation and Starr.





                               Page 7 of 22 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1995


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ KATHLEEN E. SHANNON
                                                -------------------------------
                                                Kathleen E. Shannon
                                                Vice President and Secretary


                                            AMERICAN HOME ASSURANCE COMPANY


                                            By: /s/ EDWARD E. MATTHEWS
                                                -------------------------------
                                                Edward E. Matthews
                                                Senior Vice President-Finance


                               Page 8 of 22 Pages

                                EXHIBIT INDEX

     Exhibit No.                 Description

       EX-99.A Agreement of Joint Filing dated as of August 13, 1991 by and between American International Group, Inc. and American Home Assurance Company.

       EX-99.B List of Directors and Executive Officers of AIG, AHAC, SICO, The Starr Foundation and Starr.